Confidential Treatment Requested

by bluebird bio, Inc.

BLUE-0001

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 21, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

bluebird bio, Inc.

840 Memorial Drive, 4th Floor

Cambridge, MA 02139

Attn: Nick Leschly, President and Chief Executive Officer

Telephone: (617) 491-5601

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	bluebird bio, Inc.
Registration Statement on Form S-1
File No. 333-188605

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by bluebird bio, Inc.

This letter is being supplementally furnished on behalf of bluebird bio, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-188605) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2013. To assist the staff of the Division

Mr. Riedler United States Securities and Exchange Commission May 21, 2013 Page 2	Confidential Treatment Requested by bluebird bio, Inc. BLUE-0002 of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.01 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock that is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

bluebird bio, Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Nick Leschly, President and Chief Executive Officer, bluebird bio, Inc., 840 Memorial Drive, 4th Floor, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in this letter.

To further assist the Staff in its evaluation of stock compensation and certain other matters, the Company advises the Staff that it intends to include the following disclosure in the next amendment to the Registration Statement:

On page 82 of the Registration Statement, replace the second paragraph and the subsequent bullets with:

“The midpoint of the estimated price range for this offering reflects a significant increase over the estimated valuation as of March 31, 2013 of $0.43 per share. Investors should be aware of this difference and recognize that the price range for this offering is in excess of our prior valuations. Further, investors are cautioned not to place undue reliance on the valuation methodologies discussed above as an indicator of future stock prices. We believe the difference may be due to the following factors:

•	The contemporaneous valuation prepared as of March 31, 2013 contains multiple liquidity scenarios, including an initial public offering with an

Mr. Riedler United States Securities and Exchange Commission May 21, 2013 Page 3	Confidential Treatment Requested by bluebird bio, Inc. BLUE-0003 anticipated completion date of August 31, 2013 to which we assigned a probability weighting of 70%. However, the consideration of different scenarios accounts for some but not all of the difference between the initial public offering price and the valuation as of March 31, 2013.

•	Our receipt in late April of notice that the IND for our Lenti-D program in the United States is now active.

•	Improved market conditions in our industry.

•

The initial offering price range necessarily assumes that this offering has occurred, a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with this offering and, therefore, excludes the marketability or illiquidity discounts associated with the timing or likelihood of an initial public offering, the superior rights and preferences of our preferred stock and the alternative scenarios considered in the contemporaneous valuations over the past two years. Our March 31, 2013 valuation included an illiquidity discount of 10%.

•	In the public markets we believe there are investors who may apply more qualitative valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations.

•

The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify.”

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

Mr. Riedler United States Securities and Exchange Commission May 21, 2013 Page 4	Confidential Treatment Requested by bluebird bio, Inc. BLUE-0004

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael Bison

Michael Bison

Enclosures

cc:	Nick Leschly, bluebird bio, Inc.
Jeffrey T. Walsh, bluebird bio, Inc.